UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, February 27, 2008

President

Bolsa de Valores de Buenos Aires

D. Adelmo J. J. Gabbi

S            /              D

Re.:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) Amendment to the Technical Assistance Contract with EDF S.A.

Dear Sirs:

I have the pleasure of presenting you with the relevant excerpt of Minute N° 286 of the Meeting of the Board of Directors that took place on February 26, 2008 at 547 Bouchard Street, 26th Floor in Buenos Aires, in relation to the Amendment to the Technical Assistance Contract with EDF. The Amendment was discussed in the FIRST ITEM of the Agenda: 1) Consideration of the Approval of the Amendment to the Technical Assistance Contract with EDF.

Cordially,

Francisco Cassina

EDENOR S.A.

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Azopardo 1025 – Piso 15 – Buenos Aires, C1107ADQ – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

CONSIDERATION OF THE APPROVAL OF THE AMENDMENT TO THE TECHNICAL ASSISTANCE CONTRACT WITH EDF

THE RELEVANT EXCERPT OF MINUTE NO 286 OF THE BOARD OF DIRECTORS

“Minute N° 286: In the city of Buenos Aires, on the 26th day of the month of February of 2008, at 11:00 am, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the "Company") and the members of the Audit Commission that sign below. Mr. Alejandro Macfarlane presides over the meeting, confirms a quorum, declares the commencement of the meeting and submits for the Directors' consideration the FIRST ISSUE of the Agenda: 1) Consideration of the approval of the amendment to the Contract of Technical Assistance with EDF. Mr. President gives the floor to the Director of Finance and Control, Rogelio Pagano, who explains to those present that at the meeting of February 21, the Executive Committee received the negotiated terms of the amendment to the Contract of Technical Assistance with EDF S.A., a copy of which was distributed in advance to the Board of Directors. Mr. Pagano states that it is necessary that this body ratify the negotiated agreement. Also, Mr. Pagano gives details concerning the Contract of Technical Assistance signed on September 15, 2005 with EDF S.A., and the subsequent amendment dated December 27, 2007, which renegotiated the terms and conditions of the original agreement. Specifically, under the terms of the original agreement the companies had set September 14, 2010 as the date of expiration of the Contract of Technical Assistance. The December amendment moved the expiration date to December 31, 2008. In addition, EDF S.A. agreed to credit the Company, in the form of a promissory note, for US$ 2,100,000 (two million, one hundred thousand United States dollars) of the US$ 4,000,000 (four million United States dollars) that the Company had paid for services to date. After an exchange among the participants and at the President's motion, the Board of Directors unanimously resolves to ratify the negotiated amendment to the Contract of Technical Assistance with EDF S.A. Thereafter, Mr. President asks the participants to consider [.....] ELEVENTH ISSUE of the Agenda. 11) Various Mr. President expressed that, with no more issues to address, the meeting has concluded at 12:15 PM. Below signed: Alejandro Macfarlane, Damián Mindlin, Rogelio Pagano, Alfredo Mac Laughlin, Ignacio Chojo Ortíz, Ricardo Torres, Diego Martín Salaverri, Rafael Mancuso, Gustavo Mariani, José Daniel Abelovich, Marcelo J. Ruíz.”

Francisco Cassina

Attorney-in-fact

EDENOR S.A.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Azopardo 1025 – Piso 15 – Buenos Aires, C1107ADQ – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: February 29, 2008